SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

BUSINESS DEVELOPMENT CORPORATION OF AMERICA
(Name of Subject Company (Issuer))

BUSINESS DEVELOPMENT CORPORATION OF AMERICA
(Name of Filing Person (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

12325J 101
(CUSIP Number of Class of Securities)

Richard J. Byrne
Chief Executive Officer
Business Development Corporation of America
9 West 57th Street, 49th Floor, Suite 4920

New York, NY 10019
Telephone: (212) 588-6770
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:

Thomas Friedmann, Esq.

Dechert LLP
100 Oliver St.
Boston, Massachusetts 02110
Telephone: (617) 728 7120

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$76,771,888.20	$8,897.86

*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 9,010,785 shares of common stock of Business Development Corporation of America at a price equal to $8.52 per share.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,897.86
Form or Registration No.:	Schedule TO
Filing Parties:	Business Development Corporation of America
Date Filed:	May 30, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER

This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule TO filed on May 30, 2017 with the Securities and Exchange Commission, as amended on June 8, 2017, by Business Development Corporation of America, an externally-managed, non-diversified, closed-end management investment company that has made an election to be regulated as a business development company under the Investment Company Act of 1940, as amended and is incorporated in Maryland (the “Company”) in connection with the Company’s offer to purchase no less than 3,300,000 and up to 3,600,000 shares of the Company’s common stock (the “Shares”) (representing approximately 1.83% and 2.00%, respectively, of the weighted average number of Shares outstanding for the calendar year ended December 31, 2016) at a purchase price equal to $8.52 per Share (the “Offer”). The offer was made upon and subject to the terms and conditions set forth in the Company’s Offer to Purchase dated June 8, 2017 and related Letter of Transmittal.

The Offer terminated on July 6, 2017 at 11:59 p.m., Eastern Time (the “Expiration Date”) in accordance with its terms. As of the Expiration Date, a total of 11,747,753 Shares were validly tendered pursuant to the Offer and not withdrawn. As of August 4, 2017, in accordance with the terms of the Offer, the Company accepted for payment 3,433,482 of the Shares validly tendered in the Offer and not withdrawn, for an aggregate purchase price of $28,576,260.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2017

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

By:	/s/ Richard J. Byrne
Name: Title:	Richard J. Byrne Chief Executive Officer, President and Chairman of the Board of Directors